Exhibit 12

	Year Ended					Six Months Ended
	December 31 2008	December 31 2009	December 31 2010	December 31 2011	December 31 2012	June 30 2013
Computation of Earnings:
Income/(loss) from continuing operations before income taxes and cumulative effect of a change in accounting	$442	$459	$614	$587	$636	$302
Adjustments to income:
Add: Distributed income from less than 50% owned companies	2	2	2	4	1	0
Add: Fixed charges as presented below	323	268	221	251	256	134
Subtract: Interest capitalized	0	0	0	1	9	3
Add: Amortization of interest previously capitalized	0	0	0	0	0	0

Earnings	$767	$729	$837	$843	$902	$439

Computation of Fixed Charges:
Interest incurred	$291	$237	$193	$222	$214	$116
Amortization of debt-related costs	11	10	10	10	12	5
Portion of rental expense representative of interest(1)	21	21	18	18	21	10
Interest capitalized	0	0	0	1	9	3

Total fixed charges	$323	$268	$221	$251	$256	$134

Ratio of earnings to fixed charges	2.4	2.7	3.8	3.4	3.5	3.3

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.